JOE JOLLY & COMPANY, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

YEAR ENDED AUGUST 31, 2016

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18805

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____9/1/2015._____ AND ENDING _____8/31/2016._____
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joe Jolly & Company, Inc.

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

420 No 20th St., Suite 2350
_____
(No. and Street)

Birmingham,   Alabama   35203
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carol Pilleteri, FinOP   (205) 252-2105
_____
                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
_____
(Name – if individual, state last, first, middle name)

216 Summit Blvd., Suite 300   Birmingham   Alabama   35243
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Joe Jolly, Jr._____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Joe Jolly & Company, Inc._____, as of _____August 31_____, 20_16___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

___President_____
Title


Notary Public

MY COMMISSION EXPIRES:
August 12, 2019

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JOE JOLLY & COMPANY, INC.

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

Board of Directors
Joe Jolly & Company, Inc.
Birmingham, Alabama

We have audited the accompanying statement of financial condition of Joe Jolly & Company, Inc. (the Company) as of August 31, 2016, and the related statements of operations, stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Joe Jolly & Company, Inc. as of August 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in schedules 1 and 2 (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Joe Jolly & Company, Inc.'s financial statements. The Supplemental Information is the responsibility of Joe Jolly & Company, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in schedules 1 and 2 is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

Birmingham, Alabama
October 28, 2016

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

JOE JOLLY & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2016

ASSETS

Cash and cash equivalents	$	2,539,782
Receivables		
Muni syndicate profit		185,025
Employee advances		105,650
Interest		38,904
Note receivable—stockholder		990,000
Securities owned		4,758,975
Property and equipment, net		75,231
Cash surrender value of life insurance		132,682
Other assets		140,650
Total assets	$	8,966,899

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable	$	7,083
Accrued commission expense		111,000
Accrued expenses and other liabilities		599,431
Deferred income taxes		31,166
Note payable		38,048
		786,728
Commitments and contingencies (Note 6)		
Stockholders' equity		
Common stock, $100 par value;		
250 shares authorized, 100 shares		
issued and outstanding		10,000
Retained earnings		8,170,171
		8,180,171
Total liabilities and stockholders' equity	$	8,966,899

See notes to financial statements

JOE JOLLY & COMPANY, INC.

STATEMENT OF OPERATIONS
YEAR ENDED AUGUST 31, 2016

Revenues		
Income from underwriting	$	2,765,114
Interest and dividends		188,112
Net fair value adjustments for securities owned		79,942
		3,033,168
Expenses		
Employee compensation and benefits		1,090,558
Commissions		1,253,309
Other operating expenses		541,255
Miscellaneous expenses		10,046
Interest expense		379
		2,895,547
Income before provision for income taxes		137,621
Provision for income taxes		7,947
Net Income	$	145,568

Common Stock		
Beginning of year	$	10,000
End of year		10,000
Retained Earnings		
Beginning of year		8,024,603
Net Income		145,568
End of year		8,170,171
Total stockholders' equity	$	8,180,171

See notes to financial statements

JOE JOLLY & COMPANY, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED AUGUST 31, 2016

Balance at September 1, 2015	$	-
Activity		-
Balance at August 31, 2016	$	-

JOE JOLLY & COMPANY, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED AUGUST 31, 2016

Cash Flows From Operating Activities		
Net Income	$	145,568
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		33,595
Deferred income taxes		(7,947)
Increase in cash surrender value of life insurance		(243)
(Increase) decrease in:		
Muni syndicate profit receivables		(5,025)
Employee advances receivables		(15,000)
Interest receivables		7,229
Securities owned		763,062
Increase (decrease) in:		
Accounts payable		(7,680)
Accrued commission expense		2,200
Accrued expenses and other liabilities		437,040
Net cash provided by operating activities		1,352,799
Cash Flows from Investing Activities		
Premium payments on life insurance		(3,898)
Payment of penalty with escrow funds		100,007
Net cash provided by investing activities		96,109
Cash Flows From Financing Activities		
Principal payments on note payable		(24,030)
Net cash used in financing activities		(24,030)
Net increase in cash		1,424,878
Cash and cash equivalents at beginning of year		1,114,904
Cash and cash equivalents at end of year	$	2,539,782
Supplementary Schedule of Noncash Investing and Financing Activities:		
Interest paid	$	379

See notes to financial statements

- 6 -

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Joe Jolly & Company, Inc. (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company provides underwriting and various other investment banking services. The Company's broker-dealer operations do not carry security accounts for customers or perform custodial functions relating to customer securities. The Company clears all transactions through another broker-dealer. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and to general practice within the brokerage industry.

Basis of Accounting

The Company reports the results of its operations and its financial condition using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Revenue Recognition and Securities Owned

Securities transactions and related gains, losses, and expenses are recorded on a trade date basis by the Company. Amounts receivable and payable for securities transactions that have not reached their settlement date are recorded on the statement of financial condition. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of August 31, 2016, there were cash equivalents of $ 393,957.

JOE JOLLY & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized and depreciated over the estimated useful lives of the related assets. Gains and losses on disposals are credited or charged to operations.

Depreciation is computed principally using the straight-line method designed to amortize costs over the following estimated useful lives:

	Useful Lives (in years)
Building	30
Furniture and fixtures	3 to 8
Automotive	5
Leasehold improvements	40

Property and equipment, net of accumulated depreciation, consist of the following as of August 31, 2016:

Building	$	52,048
Furniture and fixtures		214,864
Automotive		149,289
Leasehold improvements		6,082
Accumulated depreciation		(347,052)
	$	75,231

Depreciation expense amounted to $33,595 for the year ended August 31, 2016.

Restricted Cash

The Company is required to maintain $115,000 on deposit under the Clearing and Trading Agreement with the clearing broker, which is reported in other assets on the statement of financial condition at August 31, 2016.

Risks and Uncertainties

Marketable securities and other investments are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the Company's financial position.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, net operating losses, and tax credit carryforwards and deferred tax liabilities are

recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The guidance on uncertainty in income taxes addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of August 31, 2016. With few exceptions the Company is not subject to examination by federal and state tax authorities for years prior to fiscal year 2013.

Advertising Costs

The Company expenses all advertising costs during the period in which they are incurred. Advertising expense amounted to $2,053 for the year ended August 31, 2016.

Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through October 28, 2016, which represents the date the financial statements were issued.

Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, *Leases (Topic 842)*. Among other things, this guidance requires lessees to recognize a lease liability and a right-of-use asset for all leases (with the exception of short-term leases) at the commencement date. This amendment will be effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the effect that the standard will have on the financial statements.

In June 2015, the FASB issued ASU 2015-10, *Technical Corrections and Improvements*, which clarifies the FASB Codification or corrects unintended application of guidance. Amendments to the FASB Codification without transition guidance are effective upon issuance for both public and nonpublic entities. Amendments subject to transition guidance will be effective for fiscal periods beginning after December 15, 2015. The adoption of ASU 2015-10 is not expected to have an impact on the Company's financial position or results of operations.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue

recognition guidance in GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. Additional guidance and clarification has been provided through the issuance of ASU 2016-12, ASU 2016-10, and ASU 2016-08. The Company has not yet selected a transition method and is currently evaluating the effect that the standard will have on the financial statements.

NOTE 2. UNINSURED CASH BALANCES

The Company maintains its cash balances at high credit quality financial institutions. At various times throughout the year ended August 31, 2016, the Company had cash on deposit with financial institutions in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on these deposits.

NOTE 3. MUNI SYNDICATE PROFIT RECEIVABLES

Muni syndicate profit receivables (due from broker) represent amounts due for security transactions with a trade date on or before August 31, 2016. These receivables amounted to $185,025 for the year ended August 31, 2016.

NOTE 4. SECURITIES OWNED

Dealer inventory and investment securities are carried at fair value and consist of the following as of August 31, 2016:

	Fair Value	Cost
Certificate of deposit	$ 125,034	$ 122,025
State and municipal obligations	4,633,941	4,383,929
	$ 4,758,975	$ 4,505,954

NOTE 5. FAIR VALUE MEASUREMENTS

Under the FASB's authoritative guidance on fair value measurements, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

- Level 1 - Quoted prices for identical assets and liabilities traded in active exchange markets, such as the New York Stock Exchange.

- Level 2 - Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data. Level 2 also includes derivative contracts whose value is determined using a pricing model with observable market inputs or can be derived principally from or corroborated by observable market data.

- Level 3 - Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation: also includes observable inputs for nonbinding single dealer quotes not corroborated by observable market data.

The Company has various processes and controls in place to ensure that fair value is reasonably estimated. A model validation policy governs the use and control of valuation models used to estimate fair value. This policy requires review and approval of models, and periodic re-assessments of models to ensure that they are continuing to perform as designed. Where market information is not available to support internal valuations, independent reviews of the valuations are performed and any material exposures are escalated through a management review process.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During the year ended August 31, 2016, there were no changes to the Company's valuation techniques that had, or are expected to have, a material impact on its financial position or results of operations.

The following is a description of the valuation methodologies used for instruments measured at fair value:

Money market account: Valued at net contributions plus interest.

State and municipal obligations: Valued at the closing price of identical or similar municipal bonds reported on the active market in which the individual securities are traded.

The following table sets forth by level, within the fair value hierarchy, the Company's financial assets at fair value as of August 31, 2016:

	Total	Level 1	Level 2	Level 3
Money market account	$ 393,957	$ -	$ 393,957	$ -
State and municipal obligations	4,633,941	-	4,633,941	-
Total assets at fair value	$ 5,027,898	$ -	$ 5,027,898	$ -

The Company recognizes transfers into and out of levels at the end of the reporting period. There were no transfers between levels for the year ended August 31, 2016.

NOTE 6. COMMITMENTS AND CONTINGENCIES

The Company leases various office facilities under operating leases expiring through November 2017. Aggregate minimum future lease commitments are as follows:

Year Ending August 31,	
2017	$ 98,580
2018	23,498
	$ 122,078

Rental expense for the year ended August 31, 2016 amounted to $99,714.

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others if certain events occur. These contingencies generally relate to changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the statement of financial condition as of August 31, 2016 related to these indemnification clauses.

As a result of extensive regulation of broker-dealers, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations. The reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from conducting business. In addition, regulatory agencies and self-regulatory organizations institute investigations from time to time into industry practices, which can also result in the imposition of sanctions. See Note 11 for additional information regarding regulatory capital requirements applicable to the Company.

JOE JOLLY & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 7. LINE OF CREDIT

On September 17, 2015, the Company entered into a revolving line of credit agreement with a financial institution for a maximum borrowing capacity of $10,000,000, with the balance subject to interest at the greater of prime rate or 3.5 percent. The Company renewed the revolving line of credit on August 19, 2016 for $10,000,000, with the balance subject to interest at the greater of prime rate or 3.5% (3.5% at August 31, 2016). The line of credit matures on August 4, 2017. During the year ended August 31, 2016, the Company did not utilize the line of credit and there was no related interest expense.

NOTE 8. NOTE PAYABLE

The Company's note payable represents a promissory note (Promissory Note) of $72,091, which accrues interest at .99% per annum, and is payable in thirty-six monthly payments of $2,034 beginning March 27, 2015. The Promissory Note was issued pursuant to the Company's purchase of an automobile on February 12, 2015.

Maturities of note payable are as follows for the years ending August 31:

2017	$	24,159
2018		13,889
	$	38,048

NOTE 9. RELATED PARTY TRANSACTIONS

During the year ended August 31, 2016, a stockholder purchased security issues from the Company for a total purchase price of $1,069,538. Such transactions were made in the ordinary course of business on substantially the same terms and conditions as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve any credit risk or present other unfavorable features.

The Company has a note receivable from a stockholder, secured by certain property owned by the respective stockholder, which states that the stockholder agrees to pay the Company a principal sum of $1,000,000 with interest on the unpaid balance. Accrued interest will be due and payable on August 31 of each year at a rate of 4.0 percent, with the entire principal and interest balance due and payable in full on August 31, 2017. The balance of the note receivable as of August 31, 2016 is $990,000.

In addition, the Company maintains a split-dollar life insurance agreement with a stockholder. Under the terms of this agreement, the Company maintains a $200,000 insurance policy on the stockholder's life. Upon death of the stockholder, the Company is entitled to recover the greater of cash value or premiums paid. The cash surrender value of life insurance as of August 31, 2016 is $132,682.

NOTE 10. INCOME TAXES

Net deferred tax assets and liabilities consist of the following components as of August 31, 2016:

Deferred tax assets:		
Impairment of investments in oil and gas wells	$	41,704
NOL Carryover		14,864
Property and equipment		15,394
Total gross deferred tax assets		71,962
Deferred tax liabilities:		
Market value adjustment for securities owned— held for investment		57,856
Depreciation related to investments in oil and gas wells		45,272
Total gross deferred tax liabilities		103,128
Net deferred tax liability	$	31,166

The provision for income taxes is as follows for the year ended August 31, 2016:

Current:		
Federal	$	-
State		-
Deferred:		
Federal		6,599
State		1,348
Total provision for income taxes	$	7,947

The difference between the provision for income taxes and the amount computed by applying the maximum statutory rates to income, before the provision for income taxes, is principally the effect of tax brackets, tax-exempt income, state taxes, and non-deductible expenses.

The Company recognized no uncertain tax positions for the year ended August 31, 2016. In addition, the Company recognized no amounts of interest and paid no penalties for the year ended August 31, 2016. At August 31, 2016, the Company had a tax net operating loss carryforward expiring in 2036 of $38,819 for federal and state income tax purposes.

NOTE 11. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's uniform net capital rule. The Company is prohibited from engaging in any securities transactions when its "net capital" is less than the greater of $100,000 or 6-2/3 percent of its "aggregate indebtedness." At August 31, 2016, the Company had net capital of $6,627,575 which was $6,527,575 in excess of the minimum of net capital required. The Company's net capital ratio was .08 to 1 at August 31, 2016. Adherence to the SEC's uniform net capital rule may effectively restrict distributions to stockholders.

NOTE 12. ANNUAL AUDIT REPORT

The audited financial statements of the Company for the most recent audit period are available at the principal office of the Company, and will be mailed upon written request pursuant to SEC Rule 17a-5.

SUPPLEMENTAL INFORMATION

JOE JOLLY & COMPANY, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF AUGUST 31, 2016

Computation of net capital

Total stockholders' equity qualified for net capital	$	8,180,171
Deferred income tax liability		31,166
Total capital		8,211,337

Deduct non-allowable assets:

Petty cash	100
Muni syndicate profit receivables	185,025
Employee advances	105,650
Note receivable—stockholder	990,000
Property and equipment, net	75,231
Investments in oil and gas wells, not readily marketable	25,000
Other assets	650
Net capital before haircuts on securities positions	6,829,681

Haircuts on securities

Federal and municipal government obligations, corporate bonds and money market account	202,106

Net capital	$	6,627,575

Computation of basic net capital requirement

Minimum net capital required (6-2/3 percent of aggregate indebtedness)	$	34,484
Minimum dollar net capital requirement		100,000
Net capital requirement		100,000
Excess net capital		6,527,575
Excess net capital at 1,000 percent (net capital less 10% of aggregate indebtedness)	$	6,575,849

Computation of aggregate indebtedness

Total liabilities per statement of financial condition	$	786,728
Deduction of deferred tax liability		(31,166)
Deduction of payable secured by bonds		(238,306)
Total aggregate indebtedness	$	517,256

Ratio of aggregate indebtedness to net capital	.08 to 1

JOE JOLLY & COMPANY, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF AUGUST 31, 2016

Reconciliation with the Company's computation
  Net Capital, as reported in Company's Part II (unaudited)
    FOCUS report

Reconciliation with the Company's computation	
Net Capital, as reported in Company's Part II (unaudited) FOCUS report	$ 6,613,755
Audit Adjustments (net):	
Adjustment to accounts payable	(5,150)
Adjustment for deferred income taxes	14,829
Adjustment to cash surrender value of life insurance	4,141
Net capital per calculation above	$ 6,627,575

JOE JOLLY & COMPANY, INC.

STATEMENT RELATING TO CERTAIN DETERMINATIONS REQUIRED UNDER RULE
15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AUGUST 31, 2016

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3·3 and Information Relating to the Possession or Control Requirements under Rule 15c3-3

Joe Jolly & Company, Inc. (Company), is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(ii) in as much as the Company clears all customer transactions on a fully-disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to such broker-dealer. The clearing broker-dealer carries all of the customer accounts of the Company and maintains and preserves such books and records related to customer accounts as required by Rules 17a-3 and 17a-4.

JOE JOLLY & COMPANY, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

YEAR ENDED AUGUST 31, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 18805

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____9/1/2015_____ AND ENDING _____8/31/2016_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joe Jolly & Company, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

420 No 20th St., Suite 2350

(No. and Street)

Birmingham,	Alabama	35203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Pilleteri, FinOP   (205) 252-2105

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP

(Name – if individual, state last, first, middle name)

216 Summit Blvd., Suite 300	Birmingham	Alabama	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Joe Jolly, Jr.___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Joe Jolly & Company, Inc.___ , as of ___August 31___ , 20 _16_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____
Signature

President
_____
Title


Notary Public

MY COMMISSION EXPIRES:
August 12, 2019

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOE JOLLY & COMPANY, INC.

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

Board of Directors
Joe Jolly & Company, Inc.
Birmingham, Alabama

We have audited the accompanying statement of financial condition of Joe Jolly & Company, Inc. (the Company) as of August 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Joe Jolly & Company, Inc. as of August 31, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Birmingham, Alabama
October 28, 2016

STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2016

ASSETS

Cash and cash equivalents	$	2,539,782
Receivables		
Muni syndicate profit		185,025
Employee advances		105,650
Interest		38,904
Note receivable—stockholder		990,000
Securities owned		4,758,975
Property and equipment, net		75,231
Cash surrender value of life insurance		132,682
Other assets		140,650
Total assets	$	8,966,899

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable	$	7,083
Accrued commission expense		111,000
Accrued expenses and other liabilities		599,431
Deferred income taxes		31,166
Note payable		38,048
		786,728
Commitments and contingencies (Note 6)		
Stockholders' equity		
Common stock, $100 par value;		
250 shares authorized, 100 shares		
issued and outstanding		10,000
Retained earnings		8,170,171
		8,180,171
Total liabilities and stockholders' equity	$	8,966,899

See notes to financial statements

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Joe Jolly & Company, Inc. (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company provides underwriting and various other investment banking services. The Company's broker-dealer operations do not carry security accounts for customers or perform custodial functions relating to customer securities. The Company clears all transactions through another broker-dealer. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and to general practice within the brokerage industry.

Basis of Accounting

The Company reports the results of its operations and its financial condition using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Revenue Recognition and Securities Owned

Securities transactions and related gains, losses, and expenses are recorded on a trade date basis by the Company. Amounts receivable and payable for securities transactions that have not reached their settlement date are recorded on the statement of financial condition. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of August 31, 2016, there were cash equivalents of $ 393,957.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized and depreciated over the estimated useful lives of the related assets. Gains and losses on disposals are credited or charged to operations.

Depreciation is computed principally using the straight-line method designed to amortize costs over the following estimated useful lives:

	Useful Lives (in years)
Building	30
Furniture and fixtures	3 to 8
Automotive	5
Leasehold improvements	40

Property and equipment, net of accumulated depreciation, consist of the following as of August 31, 2016:

Building	$ 52,048
Furniture and fixtures	214,864
Automotive	149,289
Leasehold improvements	6,082
Accumulated depreciation	(347,052)
	$ 75,231

Restricted Cash

The Company is required to maintain $115,000 on deposit under the Clearing and Trading Agreement with the clearing broker, which is reported in other assets on the statement of financial condition at August 31, 2016.

Risks and Uncertainties

Marketable securities and other investments are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the Company's financial position.

JOE JOLLY & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, net operating losses, and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The guidance on uncertainty in income taxes addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of August 31, 2016. With few exceptions the Company is not subject to examination by federal and state tax authorities for years prior to fiscal year 2013.

Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through October 28, 2016, which represents the date the financial statements were issued.

Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, *Leases (Topic 842)*. Among other things, this guidance requires lessees to recognize a lease liability and a right-of-use asset for all leases (with the exception of short-term leases) at the commencement date. This amendment will be effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the effect that the standard will have on the financial statements.

In June 2015, the FASB issued ASU 2015-10, *Technical Corrections and Improvements*, which clarifies the FASB Codification or corrects unintended application of guidance. Amendments to the FASB Codification without transition guidance are effective upon issuance for both public and nonpublic entities. Amendments subject to transition guidance will be effective for fiscal periods beginning after December 15, 2015. The adoption of ASU 2015-10 is not expected to have an impact on the Company's financial position or results of operations.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in GAAP when it becomes effective and permits the use of either a full retrospective

or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. Additional guidance and clarification has been provided through the issuance of ASU 2016-12, ASU 2016-10, and ASU 2016-08. The Company has not yet selected a transition method and is currently evaluating the effect that the standard will have on the financial statements.

NOTE 2. UNINSURED CASH BALANCES

The Company maintains its cash balances at high credit quality financial institutions. At various times throughout the year ended August 31, 2016, the Company had cash on deposit with financial institutions in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on these deposits.

NOTE 3. MUNI SYNDICATE PROFIT RECEIVABLES

Muni syndicate profit receivables (due from broker) represent amounts due for security transactions with a trade date on or before August 31, 2016. These receivables amounted to $185,025 for the year ended August 31, 2016.

NOTE 4. SECURITIES OWNED

Dealer inventory and investment securities are carried at fair value and consist of the following as of August 31, 2016:

	Fair Value	Cost
Certificate of deposit	$ 125,034	$ 122,025
State and municipal obligations	4,633,941	4,383,929
	$ 4,758,975	$ 4,505,954

NOTE 5. FAIR VALUE MEASUREMENTS

Under the FASB's authoritative guidance on fair value measurements, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

- Level 1 - Quoted prices for identical assets and liabilities traded in active exchange markets, such as the New York Stock Exchange.

- Level 2 - Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data. Level 2 also includes derivative contracts whose value is determined using a pricing model with observable market inputs or can be derived principally from or corroborated by observable market data.

- Level 3 - Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation: also includes observable inputs for nonbinding single dealer quotes not corroborated by observable market data.

The Company has various processes and controls in place to ensure that fair value is reasonably estimated. A model validation policy governs the use and control of valuation models used to estimate fair value. This policy requires review and approval of models, and periodic re-assessments of models to ensure that they are continuing to perform as designed. Where market information is not available to support internal valuations, independent reviews of the valuations are performed and any material exposures are escalated through a management review process.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During the year ended August 31, 2016, there were no changes to the Company's valuation techniques that had, or are expected to have, a material impact on its financial position or results of operations.

The following is a description of the valuation methodologies used for instruments measured at fair value:

Money market account: Valued at net contributions plus interest.

State and municipal obligations: Valued at the closing price of identical or similar municipal bonds reported on the active market in which the individual securities are traded.

The following table sets forth by level, within the fair value hierarchy, the Company's financial assets at fair value as of August 31, 2016:

	Total	Level 1	Level 2	Level 3
Money market account	$ 393,957	$ -	$ 393,957	$ -
State and municipal obligations	4,633,941	-	4,633,941	-
Total assets at fair value	$ 5,027,898	$ -	$ 5,027,898	$ -

The Company recognizes transfers into and out of levels at the end of the reporting period. There were no transfers between levels for the year ended August 31, 2016.

NOTE 6. COMMITMENTS AND CONTINGENCIES

The Company leases various office facilities under operating leases expiring through November 2017. Aggregate minimum future lease commitments are as follows:

Year Ending August 31,		
2017	$	98,580
2018		23,498
	$	122,078

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others if certain events occur. These contingencies generally relate to changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the statement of financial condition as of August 31, 2016 related to these indemnification clauses.

As a result of extensive regulation of broker-dealers, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations. The reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from conducting business. In addition, regulatory agencies and self-regulatory organizations institute investigations from time to time into industry practices, which can also result in the imposition of sanctions. See Note 11 for additional information regarding regulatory capital requirements applicable to the Company.

NOTE 7. LINE OF CREDIT

On September 17, 2015, the Company entered into a revolving line of credit agreement with a financial institution for a maximum borrowing capacity of $10,000,000, with the balance subject to interest at the greater of prime rate or 3.5 percent. The Company renewed the revolving line of credit on August 19, 2016 for $10,000,000, with the balance subject to interest at the greater of prime rate or 3.5% (3.5% at August 31, 2016). The line of credit matures on August 4, 2017. During the year ended August 31, 2016, the Company did not utilize the line of credit and there was no related interest expense.

JOE JOLLY & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 8. NOTE PAYABLE

The Company's note payable represents a promissory note (Promissory Note) of $72,091, which accrues interest at .99% per annum, and is payable in thirty-six monthly payments of $2,034 beginning March 27, 2015. The Promissory Note was issued pursuant to the Company's purchase of an automobile on February 12, 2015.

Maturities of note payable are as follows for the years ending August 31:

2017	$	24,159
2018		13,889
	$	38,048

NOTE 9. RELATED PARTY TRANSACTIONS

During the year ended August 31, 2016, a stockholder purchased security issues from the Company for a total purchase price of $1,069,538. Such transactions were made in the ordinary course of business on substantially the same terms and conditions as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve any credit risk or present other unfavorable features.

The Company has a note receivable from a stockholder, secured by certain property owned by the respective stockholder, which states that the stockholder agrees to pay the Company a principal sum of $1,000,000 with interest on the unpaid balance. Accrued interest will be due and payable on August 31 of each year at a rate of 4.0 percent, with the entire principal and interest balance due and payable in full on August 31, 2017. The balance of the note receivable as of August 31, 2016 is $990,000.

In addition, the Company maintains a split-dollar life insurance agreement with a stockholder. Under the terms of this agreement, the Company maintains a $200,000 insurance policy on the stockholder's life. Upon death of the stockholder, the Company is entitled to recover the greater of cash value or premiums paid. The cash surrender value of life insurance as of August 31, 2016 is $132,682.

NOTE 10. INCOME TAXES

Net deferred tax assets and liabilities consist of the following components as of August 31, 2016:

Deferred tax assets:		
Impairment of investments in oil and gas wells	$	41,704
NOL Carryover		14,864
Property and equipment		15,394
Total gross deferred tax assets		71,962
Deferred tax liabilities:		
Market value adjustment for securities owned—held for investment		57,856
Depreciation related to investments in oil and gas wells		45,272
Total gross deferred tax liabilities		103,128
Net deferred tax liability	$	31,166

The provision for income taxes is as follows for the year ended August 31, 2016:

Current:		
Federal	$	-
State		-
Deferred:		
Federal		6,599
State		1,348
Total provision for income taxes	$	7,947

The difference between the provision for income taxes and the amount computed by applying the maximum statutory rates to income, before the provision for income taxes, is principally the effect of tax brackets, tax-exempt income, state taxes, and non-deductible expenses.

The Company recognized no uncertain tax positions for the year ended August 31, 2016. In addition, the Company recognized no amounts of interest and paid no penalties for the year ended August 31, 2016. At August 31, 2016, the Company had a tax net operating loss carryforward expiring in 2036 of $38,819 for federal and state income tax purposes.

NOTE 11. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's uniform net capital rule. The Company is prohibited from engaging in any securities transactions when its "net capital" is less than the greater of $100,000 or 6-2/3 percent of its "aggregate indebtedness." At August 31, 2016, the Company had net capital of $6,627,575 which was $6,527,575 in excess of the minimum of net capital required. The Company's net capital ratio was .08 to 1 at August 31, 2016. Adherence to the SEC's uniform net capital rule may effectively restrict distributions to stockholders.

NOTE 12. ANNUAL AUDIT REPORT

The audited financial statements of the Company for the most recent audit period are available at the principal office of the Company, and will be mailed upon written request pursuant to SEC Rule 17a-5.

Joe Jolly & Company, Inc.

Agreed-Upon Procedures – Review of Schedule of
Assessment and Payments [General Assessment
Reconciliation (Form SIPC-7)] to the Securities Investor
Protection Corporation (SIPC) for the
Year Ended August 31, 2016



RSM US LLP

**Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures**

Board of Directors
Joe Jolly & Company, Inc.
Birmingham, Alabama

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended August 31, 2016, solely to assist you and the other specified parties in evaluating the Company's compliance with those requirements. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

a. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

b. Compared the amounts reported on the audited Form X-17A-5 (Focus Report) for the year ended August 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended August 31, 2016, noting no differences.

c. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

d. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we did not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RSM US LLP

Birmingham, Alabama
October 28, 2016

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

| SIPC-7
(33-REV 7/10) | **SECURITIES INVESTOR PROTECTION CORPORATION**
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation | SIPC-7
(33-REV 7/10) |

For the fiscal year ended ____8/31/2016____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-18805 FINRA AUG   01/12/1976
JOE JOLLY & CO INC
PO BOX 8
BIRMINGHAM, AL 35201-0008

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Carol A Pilleteri
205-252-2105

2. A. General Assessment (item 2e from page 2) — $ 7,280

   B. Less payment made with SIPC-6 filed (**exclude interest**) — (2,130)

   _____ Date Paid

   C. Less prior overpayment applied — (_____)

   D. Assessment balance due or (overpayment) — _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum — _____

   F. Total assessment balance and interest due (or overpayment carried forward) — $ 5,150

   G. **PAYMENT:** √ the box
   Check mailed to P.O. Box ☑ Funds Wired ☐
   Total (must be same as F above) — $ 5,150

   H. Overpayment carried forward — $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Joe Jolly & Co.,Inc
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __26__ day of __October__, 20 __16__

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
  Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 9-1-15
and ending 8-31-16

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,033,168

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions   3,033,168

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   (107,542)

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.   31,183

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

                Interest Inc Other   (44,852)

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

        Enter the greater of line (i) or (ii)

        Total deductions   (121,211)

2d. SIPC Net Operating Revenues $ 2,911,975

2e. General Assessment @ .0025 $ 7,280

                                  (to page 1, line 2.A.)

2

Joe Jolly & Company, Inc.

Exemption Report
Year Ended August 31, 2016



Report of Independent Registered Public Accounting Firm

Board of Directors
Joe Jolly & Company, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Joe Jolly & Company, Inc. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Joe Jolly & Company, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: provisions of subparagraph (k)(2)(ii) (the exemption provisions) and (b) Joe Jolly & Company, Inc. stated that Joe Jolly & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Joe Jolly & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Joe Jolly & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

RSM US LLP

Birmingham, Alabama
October 28, 2016



JOE JOLLY & CO., INC. MUNICIPAL SECURITIES
P.O. BOX 8 ♦ BIRMINGHAM, ALABAMA 35201-0008
(205) 252-2105 ♦ (800) 826-1378 ♦ Fax: (205) 251-3446

The Exemption Report

We as members of management of Joe Jolly & Co.,Inc, (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3:K (2)(ii),(the "exemption provisions"). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:K (2)(ii),(the "exemption provisions") and (2) we met the identified exemption provisions throughout the most recent fiscal year from September 1, 2015 to August 31, 2016 without exception.

I, Joe Jolly, Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Joe Jolly, Jr
President – Chairman of the Board
October 28, 2016